

December 22, 2022

Yi Zuo
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
Room 1301, Zi'an Building
309 Yuyuan Road, Jing'an District
Shanghai 200040
People's Republic of China

   Re: Four Seasons Education (Cayman) Inc.
    Form 20-F for Fiscal Year Ended February 28, 2022
    Response Dated December 7, 2022
    File No. 001-38264

Dear Yi Zuo:

  We have reviewed your December 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2022 letter.

Response Dated December 7, 2022

Item 3. Key Information, page 5

1. We note your response to comment 1 and reissue in part. We note your disclosure that "PRC laws and regulations place certain restriction on direct foreign investment in and ownership of China-based companies that engage in private education business." Please revise here and throughout your annual report, as applicable, to clarify that PRC laws and regulations place certain restrictions on direct foreign investment ownership of China-based issuers, and also places separate restrictions on foreign investment in the private education business.

2. We note your response to comment 3 and reissue in part. We acknowledge your proposed disclosure that Hong Kong as a Special Administrative Region has a different legal system from the rest of China and as a result has its own laws and regulations. Please discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of location-specific regulations that should be discussed include:

- The enforceability of civil liabilities in Hong Kong.

- Disclosure on how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business or accept foreign investment.

- Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin